

Mail Stop 7010

December 29, 2006

By U.S. Mail and Facsimile

Mr. Thomas W. Martin
Chief Operating Officer & Chief Financial Officer
ICON Capital Corporation
100 Fifth Avenue, 4th Floor
New York, New York 10011

> **Re:** **ICON Income Fund Nine, LLC – (File No. 000-50217)**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2005**
>
> **ICON Income Fund Ten, LLC – (File No. 000-50654)**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2006**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2006**

Dear Mr. Martin:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.  Unless otherwise noted, the comments below apply to each of the following funds:

    -   ICON Income Fund Nine, LLC

- ICON Income Fund Ten, LLC

2.      Please file all appropriate Exchange Act filings for ICON Income Fund Nine,
        LLC, including, but not limited to the current delinquent Form 10-Qs.

Form 10-K for the Fiscal Year Ended December 31, 2005

Contractual Obligations and Commitments, page 24

3.      In future annual filings, please expand your table of contractual obligations, or
        provide footnote disclosure to the table, to include the estimated cash
        requirements for interest on your non recourse debt.  Refer to footnote 46 of
        Release No 33-8350, *Interpretation—Commission's Guidance Regarding
        Management's Discussion and Analysis of Financial Condition and Results of
        Operations*.  Because the table is aimed at increasing transparency of cash flow,
        we believe these payments should be included in the table.

Item 9A. Controls and Procedures, page 57

4.      We note that your disclosure controls and procedures for ICON Income Fund
        Nine, LLC "were not effective as of December 31, 2005 to properly record the
        correct accounting treatment for certain transactions described in the 2004 10-K."
        However, your disclosure does not provide the correct definition of "disclosure
        controls and procedures" as defined in Exchange Act Rule 13a-15(e).  Please
        amend your disclosure to state that your disclosure controls and procedures were
        not effective to ensure that information required to be disclosed by you in the
        reports that you file or submit under the Act were recorded, processed,
        summarized and reported, within the time periods specified in the Commission's
        rules and forms and designed to ensure that information required to be disclosed
        by you in the reports that you file or submit under the Act are accumulated and
        communicated to your management, including your principal executive and
        principal financial officers, or persons performing similar functions, as
        appropriate to allow timely decisions regarding required disclosure.
        Alternatively, you may simply state that your disclosure controls and procedures
        are effective or ineffective.

5.      Please amend your document for ICON Income Fund Nine, LLC to remove the
        language indicating that your disclosure controls and procedures were effective as
        of the filing date of your annual report as this determination should be as of the
        date of the financial statements, as stated in Item 307 of Regulation S-K.  In
        addition, please revise your disclosure to indicate when remediation of the
        weakness is expected to be completed.

Form 10-K/A for the Fiscal Year Ended December 31, 2005

6.      Please amend your Form 10-K/A for ICON Income Fund Nine, LLC to include Item 8, Consolidated Financial Statements, in its entirety.  As required by Exchange Act Rule 12b-15, an amendment should contain the complete text of the item being amended.  Therefore, a change in the text of the "Report of Independent Registered Public Accounting Firm" requires resubmission of the audit opinion, as well as your consolidated financial statements and notes thereto.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Note 6 – Joint Ventures – ICON EAM, LLC, page 11

7.      Form 10-Q for ICON Income Fund Ten, LLC indicates that the warrants to acquire 7.4 million shares of Energy Asset Management plc's stock are accounted for under SFAS 115, as available for sale securities, on the balance sheet of ICON EAM, LLC.  Since it does not appear that the warrants have a readily determinable fair value, please tell us how you determined that these equity securities should be classified as available for sale under SFAS 115.  See paragraph 3 of SFAS 115 for guidance.

*       *       *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a response letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please furnish your response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief